

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2017

Karessa L. Cain, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

      Re: **Arconic Inc.**
             Definitive Proxy Statement filed on Schedule 14A
             Filed March 13, 2017
             File No. 001-03610

Dear Ms. Cain:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Company's and other participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the definitive proxy statement unless otherwise indicated.

General

1.   Refer to the Amendment and Restatement of the Trust Agreement between Wells Fargo Bank, N.A. (as successor trustee) and Arconic Inc., dated September 24, 2007, as amended, and filed as an exhibit to the Form 8-K filed April 12, 2017. In light of the current contested election of directors, Exchange Act Rule 14a-9 and the Company's disclosure obligations under Exchange Act Rule 14a-3, Item 8 of Schedule 14A and Item 402 of Regulation S-K (including clause (j) of Item 402), please advise us what consideration was given to providing disclosure in the Company's proxy statement of the material terms of the trust agreement, including information regarding:

- what is required for a Potential Change in Control and a Change in Control (as defined in Article 11 of the agreement);
- the effect of a Potential Change in Control being deemed to have occurred, including, as noted in the second sentence of section 1.3 of the agreement, that no part of the income or corpus of the Trust Fund would be recoverable by or for the

> benefit of the Company, and that the trust could not be amended or modified while a Potential Change of Control continues to exist;

- the Board's ability, pursuant to section 13.1 of the trust agreement, to amend or eliminate the change in control provisions without approval of Participants (as defined in the trust agreement) at any time prior to delivery of the notice triggering the Potential Change in Control; and

- the implications of sending the notice triggering the Potential Change in Control, including, but not limited to, the 110% funding obligation referenced in section 5.1(d)(3) of the trust agreement and the requirement in section 13.2 that any subsequent amendment to the trust agreement be made only with 75% vote of Participants.

2. In addition, in light of the current contested election of directors and Exchange Act Rule 14a-9 please advise what consideration was given to providing the following information in definitive additional materials:

    - pursuant to section 11.2 of the trust agreement, whether the board of directors adopted a resolution that a Potential Change of Control (as defined in section 11.2) had occurred and provided notice to the Trustee or whether such notice was provide by the Company's Chief Executive Officer or its General Counsel;

    - which of the three events described in section 11.2 of the trust agreement was determined to have occurred in the notice given to the trustee and the specific details regarding such event, e.g. section 11.2(c) was deemed to have occurred when Elliott Associates, L.P. filed its initial Schedule 13D with the Commission on November 23, 2015 or when Elliott Associates delivered its nomination letter to the Company on January 31, 2017 in connection with the 2017 Annual Meeting;

    - why the Company waited until April 12, 2017 to deliver notice to the trustee that a Potential Change of Control occurred if the underlying circumstances that led to such notice arose months earlier, e.g. if true, the date of delivery of the nomination notice referenced above; and

    - under what circumstances will the Potential Change of Control lead to an actual Change of Control and the resulting effect.

3. Furthermore, we note that section 13.1 of the trust agreement provides that "[p]rior to a Potential Change in Control, the Company may from time to time amend, in whole or in part, any or all of the provisions of this trust agreement without the consent of any Participant" and section 13.2 provides that "[f]ollowing a Potential Change in Control, this trust agreement may be amended (subject to the restrictions set forth in the provisos in Section 13.1) only with the prior written consent of 75% of Participants who, at the time such amendment is sought, are listed as Participants in the Covered Plans." Given the required funding of the trust in the estimated aggregate amount of approximately $500 million, and the aforementioned trust agreement provisions, please advise us, in light of the current contest and Exchange Act Rule 14a-9, what consideration was given to disclosing in the proxy statement or in additional definitive materials, that the Company could have, at any time prior to the delivery of notice to the Trustee on April

12, 2017, unilaterally amended the trust agreement to eliminate what Elliott has referred to in their soliciting materials as a "poison put" feature of the agreement by eliminating or revising the change in control provisions as they relate to any change in the composition of the Board.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions